Exhibit 99.2

IESI-BFC Ltd.

Condensed Consolidated Balance Sheets

March 31, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except share amounts)

	March 31, 2010	December 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$7,422	$4,991
Accounts receivable	117,367	111,839
Other receivables	531	546
Prepaid expenses	21,436	18,276
Restricted cash	382	382
Other assets	831	770
	147,969	136,804

OTHER RECEIVABLES	1,139	1,213

FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	8,339	8,102

INTANGIBLES (Note 7)	113,515	100,917

GOODWILL (Note 8)	646,338	630,470

LANDFILL DEVELOPMENT ASSETS	8,010	7,677

DEFERRED FINANCING COSTS	8,685	9,358

CAPITAL ASSETS	455,596	439,734

LANDFILL ASSETS	659,186	661,738

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,415	—

OTHER ASSETS	1,394	1,574
	$2,053,586	$1,997,587

LIABILITIES

CURRENT
Accounts payable	$53,222	$62,753
Accrued charges (Note 9)	63,987	70,572
Dividends payable	11,500	11,159
Income taxes payable	8,816	6,278
Deferred revenues	14,398	13,156
Landfill closure and post-closure costs (Note 10)	6,174	6,622
Other liabilities	7,398	8,312
	165,495	178,852

LONG-TERM DEBT	705,045	654,992

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	66,284	63,086

OTHER LIABILITIES	6,390	3,611

DEFERRED INCOME TAXES	83,505	81,500
	1,026,719	982,041

COMMITMENTS AND CONTINGENCIES (Note 14)

EQUITY (Note 11)

NON-CONTROLLING INTEREST	230,402	230,014

SHAREHOLDERS’ EQUITY

Common shares (authorized - unlimited, issued and outstanding - 82,157,757 (December 31, 2009 - 82,111,148)	1,083,851	1,082,950
Restricted shares (issued and outstanding - 225,000 (December 31, 2009 - 225,000)	(3,928)	(3,928)
Paid in capital	2,531	2,118
Deficit	(210,057)	(214,898)
Accumulated other comprehensive loss	(75,932)	(80,710)
Total shareholders’ equity	796,465	785,532
Total equity	1,026,867	1,015,546
	$2,053,586	$1,997,587

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

For the periods ended March 31, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share amounts)

	2010	2009

REVENUES	$264,042	$223,893
EXPENSES
OPERATING	151,069	131,177
SELLING, GENERAL AND ADMINISTRATION	39,791	30,077
AMORTIZATION	39,517	37,602
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(62)	(134)
OPERATING INCOME	33,727	25,171
INTEREST ON LONG-TERM DEBT	7,937	9,629
NET FOREIGN EXCHANGE LOSS	30	84
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(542)	530
OTHER EXPENSES	24	30
INCOME BEFORE INCOME TAXES AND LOSS FROM EQUITY ACCOUNTED INVESTEE	26,278	14,898
INCOME TAX EXPENSE (Note 13)
Current	7,678	2,504
Deferred	1,865	2,755
	9,543	5,259
LOSS FROM EQUITY ACCOUNTED INVESTEE	25	—
NET INCOME	16,710	9,639

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	5,347	(4,882)
Commodity swaps designated as cash flow hedges, net of income tax ($116) (2009 - $76)	166	148
Settlement of commodity swaps designated as cash flow hedges, net of income tax $51 (2009 - $nil)	(95)	—
COMPREHENSIVE INCOME	$22,128	$4,905

NET INCOME - CONTROLLING INTEREST	$14,734	$8,271
NET INCOME - NON-CONTROLLING INTEREST	$1,976	$1,368
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$19,512	$4,209
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$2,616	$696

Net income per weighted average share, basic	$0.18	$0.14
Net income per weighted average share, diluted	$0.18	$0.14
Weighted average number of shares outstanding (thousands), basic	82,344	59,516
Weighted average number of shares outstanding (thousands), diluted	93,431	70,653

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Cash Flows

For the periods ended March 31, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$16,710	$9,639
Items not affecting cash
Restricted share expense	413	332
Accretion of landfill closure and post-closure costs	880	742
Amortization of intangibles	7,057	7,234
Amortization of capital assets	19,067	18,311
Amortization of landfill assets	13,393	12,057
Interest on long-term debt (deferred financing costs)	709	750
Net gain on sale of capital and landfill assets	(62)	(134)
Net (gain) loss on financial instruments	(542)	530
Deferred income taxes	1,865	2,755
Loss from equity accounted investee	25	—
Landfill closure and post-closure expenditures	(385)	(1,226)
Changes in non-cash working capital items	(15,090)	(1,394)
Cash generated from operating activities	44,040	49,596
INVESTING
Acquisitions (Note 6)	(52,447)	(234)
Restricted cash withdrawals	—	82
Investment in other receivables	—	(1,237)
Proceeds from other receivables	139	112
Funded landfill post-closure costs	(10)	(79)
Purchase of capital assets	(13,902)	(12,659)
Purchase of landfill assets	(6,181)	(7,838)
Proceeds from the sale of capital and landfill assets	64	3,415
Investment in landfill development assets	(264)	(247)
Cash utilized in investing activities	(72,601)	(18,685)
FINANCING
Payment of deferred financing costs	(1)	(308)
Proceeds from long-term debt	80,768	26,409
Repayment of long-term debt	(38,891)	(127,961)
Common shares issued, net of issue costs	(6)	70,958
Dividends paid to share and participating preferred shareholders	(11,220)	(1,926)
Cash generated from (utilized in) financing activities	30,650	(32,828)
Effect of foreign currency translation on cash and cash equivalents	342	(501)
NET CASH INFLOW (OUTFLOW)	2,431	(2,418)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,422	$9,520

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,422	$9,519
Cash equivalents	—	1
	$7,422	$9,520
Cash paid (recovered) during the period for:
Income taxes	$3,840	$(365)
Interest	$8,401	$9,511

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statement of Equity

For the three months ended March 31, 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive (loss) income (Note 11)	Non- controlling interest	Total equity
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					14,734		1,976	16,710
Dividends					(9,893)		(1,327)	(11,220)
Restricted share expense				413				413
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	901						(901)	— —
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(2,153)					— (2,153)
Deferred compensation obligation			2,153					2,153
Foreign currency translation adjustment						4,715	632	5,347
Commodity swaps designated as cash flow hedges, net of income tax						147	19	166
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(84)	(11)	(95)
Balance at March 31, 2010	$1,083,851	$(3,928)	$—	$2,531	$(210,057)	$(75,932)	$230,402	$1,026,867

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Condensed Consolidated Statements of Equity

For the three months ended March 31, 2009 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non-controlling interest	Total equity

Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					8,271		1,368	$9,639
Dividends					(13,519)		(2,236)	$(15,755)
Restricted share expense				332				$332
Common shares issued, net of issue costs and income tax	72,334							$72,334
Common shares acquired by U.S. LTIP			(1,779)					$(1,779)
Deferred compensation obligation			1,779					$1,779
Foreign currency translation adjustment						(4,189)	(693)	$(4,882)
Commodity swaps designated as cash flow hedges, net of income tax						127	21	$148
Balance at March 31, 2009	$940,582	$(3,756)	$—	$965	$(198,383)	$(108,802)	$228,912	$859,518

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

IESI-BFC Ltd. (the “Company”) was incorporated May 20, 2009 under the provisions of the Business Corporations Act (Ontario).  Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”).  On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009.

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars, however the Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  The Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company’s consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.  The resulting translation adjustments are included in other comprehensive income or loss.

3.              Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”) for annual financial statements.  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.  In the opinion of management, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements, except as indicated in Note 4.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4.              Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the significant accounting policies disclosed in Note 4 to the December 31, 2009 audited consolidated financial statements, except as indicated below.

Investment in equity accounted investee

Investments in which the Company has joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, the Company records its initial investment at cost.  The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, the Company’s investment is also increased or decreased to reflect its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of its investment.

The Company’s investment in its equity investee is with a related party at fair value.  The Company has a fifty percent ownership interest in its equity investee.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts.  The Company’s Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its Board.  Certain matters are beyond the control of the Board and are resident with the investee’s shareholders.  These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which are measured at the exchange amount.  Transactions between the Company and its investee only include the Company’s share.  The Company incurred $21 of charges from its equity investee which were recorded as operating expenses.

5.              Changes in Accounting Policies

Changes effective beyond March 31, 2010

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of  significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance does not have a significant impact on the Company’s financial statements.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.              Acquisitions

For the three months ended March 31, 2010, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of one waste management company in Canada.  The acquisition constitutes a business.

The Company considers this acquisition to be a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations.  Goodwill arising from this tuck-in acquisition is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for this tuck-in acquisition have not been disclosed as the acquired company is immaterial.  The allocation of the purchase price is absent final fair value adjustments.  The results of this acquisition have been included in the financial statements from its date of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, for achieving various business performance targets is also pending final adjustment.  Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded against the purchase price allocation.

Consideration paid and its preliminary allocation to the fair value of net assets acquired is as follows:

	March 31
	2010	2009

Consideration
Cash, including holdbacks (as applicable)	$48,913	$—

Net assets acquired
Accounts receivable	3,502	—
Intangibles (Note 7)	18,791	—
Goodwill	10,334	—
Capital assets	17,678	—
Accounts payable	(1,392)	—
Total net assets acquired	$48,913	$—

Consideration by segment (including holdbacks (as applicable))
Canada	$48,913	$—
U.S. south	—	—
U.S. northeast	—	—
Total consideration	$48,913	$—

Goodwill recorded by segment
Canada	$10,334	$—
U.S. south	—	—
U.S. northeast	—	—
Total goodwill	$10,334	$—

Goodwill amounting to $10,334 (2009 - $nil) is expected to be deductible for tax purposes.

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $177 (2009 - $234).

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company also acquired a fifty percent equity interest in each of two waste management companies in Canada which are accounted for using the equity method of accounting.

The Company considers this acquisition to be a “tuck-in”.  Goodwill arising from this tuck-in acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately as these companies provide services that complement the Company’s waste services.

The allocation of the purchase price is absent final fair value adjustments.  Equity investment income from this acquisition has been included in the financial statements from its respective closing date.

Consideration paid for the Company’s fifty percent ownership interest in its equity investee and its preliminary allocation to the fair value of net assets acquired is as follows:

	March 31
	2010	2009

Consideration
Cash, including holdbacks (as applicable)	$3,357	$—

Net assets acquired
Accounts receivable	253	—
Intangibles	1,936	—
Goodwill	1,169	—
Capital assets	1,542	—
Accounts payable	(276)	—
Long-term debt	(759)	—
Deferred income taxes	(508)	—
Total net assets acquired	$3,357	$—

The net book value of the underlying net assets in our equity investee was $784 at the date of acquisition.

For the three months ended March 31, 2010, aggregate cash consideration amounted to $52,270 (2009 - $nil), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Proposed Transaction

On November 11, 2009, the Company executed a merger agreement with Waste Services, Inc. (“WSI”).  The agreement provides for the Company’s wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as the Company’s wholly-owned subsidiary.  The Company expects to complete the merger in the second calendar quarter of 2010, subject to, among other things, WSI stockholder approval and regulatory approval.

Pursuant to the merger agreement, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of the Company’s common shares for each share of WSI common stock, with cash paid in lieu of fractional shares.  This exchange ratio is fixed and will not be adjusted to reflect stock price changes to the date of the merger’s closing.

Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau.  The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

The Company has commenced the process of amending its Canadian and U.S. credit facilities, details of which are included in Note 19.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.              Intangibles

March 31, 2010

	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$122,340	$107,361	$14,979	$4,837	4.50
Customer lists	110,662	39,479	71,183	3,679	2.00
Non-competition agreements	12,787	6,631	6,156	—	—
Transfer station permits	22,188	2,883	19,305	9,242	20.00
Trade-names	3,323	1,431	1,892	1,033	10.00
	$271,300	$157,785	$113,515	$18,791

	December 31, 2009			March 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions

Customer collection contracts	$110,648	$101,623	$9,025	$—	—
Customer lists	110,658	36,156	74,502	—	—
Non-competition agreements	13,503	6,714	6,789	—	—
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—
	$249,346	$148,429	$100,917	$—

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2010	$17,295
2011	21,306
2012	18,097
2013	15,582
2014	12,066
Thereafter	29,169
$113,515

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.              Goodwill

The following table outlines the changes in goodwill.

	March 31
	2010	2009

Goodwill, beginning of year	$630,470	$617,832
Goodwill recognized on acquisitions completed, during the period	10,334	—
Goodwill recognized in respect of prior period acquisitions, during the period	3,448	234
Foreign currency exchange adjustment, during the period	2,086	(1,422)
Goodwill, end of period	$646,338	$616,644

Goodwill amounting to $3,271 in respect of contingent consideration was accrued for in the three months ending March 31, 2010.

The Company has not recognized any impairment of its goodwill in the three months ended March 31, 2010 or in the year ended December 31, 2009.  In addition, the Company has not disposed of any goodwill in these periods.

9.              Accrued Charges

Accrued charges are comprised of the following:

	March 31, 2010	December 31, 2009

Insurance	$18,856	$18,799
Payroll and related costs	11,855	19,531
Franchise and royalty fees	4,291	4,301
Interest	4,148	5,224
Provincial and state sales taxes	3,710	3,292
Acquisition and related costs	3,641	3,017
Environmental surcharges	3,206	4,349
Property taxes	752	336
Share based compensation	3,237	2,383
Other	10,291	9,340
Accrued charges	$63,987	$70,572

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.       Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

March 31, 2010
Fair value of legally restricted assets	$8,339
Undiscounted closure and post-closure costs	$441,998
Credit adjusted risk free rates - Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2010	$6,174
2011	7,106
2012	7,391
2013	6,888
2014	9,725
Thereafter	404,714
$441,998

	Three months ended March 31
	2010	2009

Landfill closure and post-closure costs, beginning of year	$69,708	$58,067
Provision for landfill closure and post-closure costs, during the period	1,912	8,474
Accretion of landfill closure and post-closure costs , during the period	880	742
Landfill closure and post-closure expenditures, during the period	(385)	(1,226)
Disposal of landfill closure and post-closure costs, during the period	—	(1,343)
Foreign currency translation adjustment, during the period	343	(291)
	72,458	64,423
Less current portion of landfill closure and post-closure costs	6,174	9,014
Landfill closure and post-closure costs, end of period	$66,284	$55,409

11.       Equity

Common Shares

On March 6, 2009, the Company closed its public offering of 8,500 common shares for Canadian dollar (“C$”) 9.50 per share, for total gross proceeds of C$80,750.  The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility.  On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility.  Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive (loss) income

	Foreign currency translation adjustment	Commodity swaps designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive (loss) income
Three months ended March 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	4,715	63	4,778
Balance, end of period	$(76,824)	$892	$(75,932)

Three months ended March 31, 2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the period	(4,189)	127	(4,062)
Balance, end of period	$(107,669)	$(1,133)	$(108,802)

Non-controlling interest

For the three months ended March 31, 2010, 47 (March 31, 2009 — nil) PPS equivalents were exchanged for shares of the Company.

Pursuant to a mandatory exchange provision, on February 11, 2010, governing the PPSs, we expect all remaining outstanding PPS will be exchanged for 11,048 common shares of the Company prior to December 31, 2010.  Assuming the exchange of all PPS’s, the Company will have 93,431 common shares issued and outstanding in the aggregate.

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at March 31, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

	March 31
	2010	2009

Net income	$16,710	$9,639
Net income attributable to common shareholders	$14,734	$8,271
Weighted average number of shares, basic	82,344	59,516
Dilutive effect of PPSequivalents(8)	11,087	11,137
Weighted average number of shares, diluted	93,431	70,653
Net income per weighted average share, basic and diluted	$0.18	$0.14
Issued and outstanding share based options(thousands)	2,246	2,246

Note:

(8)         PPSs issued by IESI Corporation (“IESI”) are exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares issuable by the Company upon each PPS exchange.

Share based options are anti-dilutive to the calculation of net income per share and are specifically excluded from the calculation.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.  Share Based Compensation

Compensation expense resulting from fair value changes in share options and recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three months ended March 31, 2010 amounted to $761 (2009 — $17).  In addition, as of March 31, 2010, unrecognized compensation cost for share based compensation totaled $1,541 (December 31, 2009 - $1,780).  At March 31, 2010, $3,237 (December 31, 2009 - $2,383) is accrued.

Restricted share expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three months ended March 31, 2010 amounted to $413 (2009 - $332).

13.  Income Tax Expense

The components of domestic and foreign income before income taxes and loss from equity accounted investee and domestic and foreign income taxes for the three months ended March 31 are as follows:

	Three months ended March 31
	2010	2009
Income before income taxes and loss from equity accounted investee
Canada	$14,961	$10,112
U.S.	11,317	4,786
	$26,278	$14,898

Current income tax expense
Canada	$6,739	$1,433
U.S.	939	1,071
	7,678	2,504
Deferred income tax (recovery) expense
Canada	(2,566)	1,958
U.S.	4,431	797
	1,865	2,755
	$9,543	$5,259

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at March 31, 2010 and 2009.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.

14.  Commitments and Contingencies

On November 11, 2009, the Company executed a merger agreement with WSI.  If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI’s Board of Directors or an intentional breach by WSI, WSI will be required to pay the Company a termination fee of $11,000, plus all out-of-pocket costs up to a maximum of $3,500 for professional and advisory services and other expenses reasonably incurred by the Company in connection with the proposed merger.  Upon termination of the merger agreement by WSI resulting from the Company’s intentional breach of the merger agreement, the Company would be required to pay to WSI the amount of $11,000 plus an amount equal to all out-of-pocket costs up to $3,500 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the proposed merger.  The Company or WSI may be required to pay an expense reimbursement amount of up to $3,500 due to other specified circumstances.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or liabilities on the Company’s consolidated balance sheet.

	March 31, 2010	December 31, 2009
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$—	$362
Long-term - commodity swaps	$386	$279

Derivatives designated in a hedging relationship
Current - commodity swaps	$831	$408
Long-term - commodity swaps	$1,008	$1,295

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$7,398	$8,312
Long-term - interest rate swaps	$3,695	$3,611

The following table outlines the hierarchical measurement categories for various financial assets and liabilities at March 31, 2010:

	March 31, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$7,422	$—	$—	$7,422
Funded landfill post-closure costs	$8,339	$—	$—	$8,339
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,839	$1,839
Other assets - commodity swaps	$—	$—	$386	$386
Other liabilities - interest rate swaps	$—	$(11,093)	$—	$(11,093)
	$15,761	$(11,093)	$2,225	$6,893

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets - commodity swaps	$—	$—	$641	$641
Other liabilities - interest rate swaps	$—	$(11,923)	$—	$(11,923)
	$13,093	$(11,923)	$2,344	$3,514

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines the change in fair value for Level 3 inputs for the periods ended March 31, 2010 and 2009:

	March 31
Significant unobservable inputs (Level 3)	2010	2009

Balance, beginning of year	$2,344	$(1,891)
Realized losses included in the statement of operations, during the period	(26)	—
Unrealized losses included in the statement of operations, during the period	(268)	—
Unrealized gains (losses) included in accumulated other comprehensive (loss) income, during the period	136	224
Settlements	26	—
Foreign currency translation adjustment	13	—
Balance, end of period	$2,225	$(1,667)

Fair value

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Hedge accounting

The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income (loss), net of the related income tax effect, for the three months ended March 31, 2010.

	March 31
	2010	2009

Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income (loss), net of income tax	$166	$148

At March 31, 2010, commodity swaps accounted for as cash flow hedges were determined to be highly effective.  Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise.    Accordingly, the Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Additionally, gains or losses are reclassified to net income as diesel fuel is consumed.  The estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $831 (December 31, 2009 - $787).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Interest rate and commodity swaps

The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company’s consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following interest rate swaps and commodity swaps as outlined in the tables below:

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Fuel hedges - U.S. segments

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges - Canadian segment

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

The contractual maturities of the Company’s derivatives are as follows:

		March 31, 2010
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$11,224	$6,911	$4,313	$—	$—
Commodity swaps	$1,587	$51	$1,454	$82	$—

Amounts recorded to net (gain) loss on financial instruments for the period ended March 31, 2010 total ($542) (2009 — $530), in aggregate.  The net (gain) loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $20 (2009 — $79), interest rate swaps ($830) (2009 — $451) and fuel hedges $268 (2009 - $nil).

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location limits the volume and amount of transactions between them.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies in the audited consolidated financial statements for the year ended December 31, 2009 (Note 4).  U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administration expenses.  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	March 31
	2010	2009
Revenues
Canada	$100,095	$70,983
U.S. south	87,800	80,047
U.S. northeast	76,147	72,863
	$264,042	$223,893

Revenues less operating and selling, general and administration expenses
Canada	$32,571	$23,957
U.S. south	22,181	21,092
U.S. northeast	18,430	17,590
	$73,182	$62,639

Amortization
Canada	$14,533	$11,333
U.S. south	11,718	11,411
U.S. northeast	13,266	14,858
	$39,517	$37,602

Net gain on sale of capital and landfill assets	$(62)	$(134)

Operating income	$33,727	$25,171

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	March 31, 2010
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$72,304	$171,822	$402,212	$646,338
Capital assets	$183,285	$169,372	$102,939	$455,596
Landfill assets	$177,246	$139,007	$342,933	$659,186
Total Assets	$552,443	$538,522	$962,621	$2,053,586

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$59,884	$168,374	$402,212	$630,470
Capital assets	$161,513	$172,298	$105,923	$439,734
Landfill assets	$175,154	$140,027	$346,557	$661,738
Total Assets	$487,506	$540,747	$969,334	$1,997,587

17.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

As part of a Host Community Agreement (“HCA”) between the Company and the Town of Seneca Falls, New York, the Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the Seneca Meadows landfill based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2010, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under such or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

18.       Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

19.       Subsequent Events

In April 2010, the Company entered into a commitment agreement with the Canadian Imperial Bank of Commerce (“CIBC”) and Toronto Dominion Securities (“TD”) to arrange for a C$525,000 senior secured revolving credit facility on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  The terms of the agreement permit BFI to increase the total facility by an amount not to exceed C$125,000, subject to certain conditions.  The facility will mature four years from the date of closing.  Covenants include a total funded debt to last twelve months EBITDA (as defined therein) maximum of three times and a minimum last twelve months EBITDA (as defined therein) to interest expense ratio of four times.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In April 2010, the Company entered into a commitment agreement with Bank of America Securities LLC and Bank of America, N.A. to arrange for a $950,000 senior secured credit facility on behalf of IESI, a wholly owned subsidiary of the Company.  The senior secured credit facility is comprised of a term loan, in an amount not to exceed $400,000, and a revolving facility for the remaining amount of the commitment up to an aggregate of $950,000.  The terms of the agreement permit IESI to increase the total senior secured facility by an amount not to exceed $200,000, subject to certain conditions.  The revolving portion of the facility will mature four years from the date of closing and six years from the date of closing for the term loan portion of the facility.  Covenants include a total funded debt to rolling four quarter EBITDA (as defined therein) maximum of four times, a minimum rolling four quarter EBITDA (as defined therein) to interest expense minimum, excluding certain items, of two and one half times, and a capital expenditure restriction not to exceed one point one times actual capital and landfill amortization in any fiscal year.

20.       Reconciliation of U.S. to Canadian GAAP

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”).  The effects of significant accounting differences and certain disclosure differences on the Company’s financial statements are quantified and described in the following tables and notes for the periods presented.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Balance Sheet

March 31, 2010 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
ASSETS

CURRENT
Cash and cash equivalents	$7,422	$382	A	$7,804
Accounts receivable	117,367	—		117,367
Other receivables	531	—		531
Prepaid expenses	21,436	—		21,436
Restricted cash	382	(382)	A	—
Other assets	831	—		831
	147,969	—		147,969

OTHER RECEIVABLES	1,139	—		1,139
FUNDED LANDFILL POST-CLOSURE COSTS	8,339	—		8,339
INTANGIBLES	113,515	—		113,515
GOODWILL	646,338	—		646,338
LANDFILL DEVELOPMENT ASSETS	8,010	—		8,010
DEFERRED FINANCING COSTS	8,685	(8,685)	B	—
CAPITAL ASSETS	455,596	(112)	D	455,484
LANDFILL ASSETS	659,186	(12,641)	D	646,545
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,415	—		3,415
OTHER ASSETS	1,394	—		1,394
	$2,053,586	$(21,438)		$2,032,148

LIABILITIES

CURRENT
Accounts payable	$53,222	$—		$53,222
Accrued charges	63,987	(3,237)	C	60,750
Dividends payable	11,500	—		11,500
Income taxes payable	8,816	—		8,816
Deferred revenues	14,398	—		14,398
Landfill closure and post-closure costs	6,174	—		6,174
Other liabilities	7,398	—		7,398
	165,495	(3,237)		162,258

LONG-TERM DEBT	705,045	—		705,045
LANDFILL CLOSURE AND POST-CLOSURE COSTS	66,284	—		66,284
OTHER LIABILITIES	6,390	—		6,390
DEFERRED INCOME TAXES	83,505	(3,085)	B	75,780
		(4,640)	D
	1,026,719	(10,962)		1,015,757

EQUITY
NON-CONTROLLING INTEREST	230,402	(2,235)	E	228,167

SHAREHOLDERS’ EQUITY	796,465	(5,600)	B	788,224
		3,237	C
		(8,113)	D
		2,235	E
	1,026,867	(10,476)		1,016,391
	$2,053,586	$(21,438)		$2,032,148

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Balance Sheet

December 31, 2009 (in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
ASSETS

CURRENT
Cash and cash equivalents	$4,991	$382	A	$5,373
Accounts receivable	111,839	—		111,839
Other receivables	546	—		546
Prepaid expenses	18,276	—		18,276
Restricted cash	382	(382)	A	—
Other assets	770	—		770
	136,804	—		136,804

OTHER RECEIVABLES	1,213	—		1,213
FUNDED LANDFILL POST-CLOSURE COSTS	8,102	—		8,102
INTANGIBLES	100,917	—		100,917
GOODWILL	630,470	—		630,470
LANDFILL DEVELOPMENT ASSETS	7,677	—		7,677
DEFERRED FINANCING COSTS	9,358	(9,358)	B	—
CAPITAL ASSETS	439,734	(85)	D	439,649
LANDFILL ASSETS	661,738	(12,358)	D	649,380
OTHER ASSETS	1,574	—		1,574
	$1,997,587	$(21,801)		$1,975,786
LIABILITIES

CURRENT
Accounts payable	$62,753	$—		$62,753
Accrued charges	70,572	(2,383)	C	68,189
Dividends payable	11,159	—		11,159
Income taxes payable	6,278	—		6,278
Deferred revenues	13,156	—		13,156
Landfill closure and post-closure costs	6,622	—		6,622
Other liabilities	8,312	—		8,312
	178,852	(2,383)		176,469

LONG-TERM DEBT	654,992	—		654,992
LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,086	—		63,086
OTHER LIABILITIES	3,611	—		3,611
DEFERRED INCOME TAXES	81,500	(3,337)	B	73,630
		(4,533)	D
	982,041	(10,253)		971,788

EQUITY
NON-CONTROLLING INTEREST	230,014	(2,362)	E	227,652

SHAREHOLDERS’ EQUITY	785,532	(6,021)	B	776,346
		2,383	C
		(7,910)	D
		2,362	E
	1,015,546	(11,548)		1,003,998
	$1,997,587	$(21,801)		$1,975,786

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars, except per share and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the three months ended March 31, 2010 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$264,042	$—		$264,042
EXPENSES
OPERATING	151,069	—		151,069
SELLING, GENERAL AND ADMINISTRATION	39,791	(761)	C	39,030
AMORTIZATION	39,517	(204)	D	39,313
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(62)	—		(62)
OPERATING INCOME	33,727	965		34,692
INTEREST ON LONG-TERM DEBT	7,937	(709)	B	7,705
		477	D
FINANCING COSTS	—	1	B	1
NET FOREIGN EXCHANGE LOSS	30	—		30
NET GAIN ON FINANCIAL INSTRUMENTS	(542)	—		(542)
OTHER EXPENSES	24	—		24
INCOME BEFORE INCOME TAXES AND LOSS FROM EQUITY	26,278	1,196		27,474
ACCOUNTED INVESTEE
INCOME TAX EXPENSE
Current	7,678	—		7,678
Deferred	1,865	259	B	2,028
		(96)	D
	9,543	163		9,706
LOSS FROM EQUITY ACCOUNTED INVESTEE	25	—		25
NET INCOME	16,710	1,033		17,743

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	5,347	39	B,D	5,386
Commodity swaps designated as cash flow hedges, net of income tax	166	—		166
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(95)	—		(95)
COMPREHENSIVE INCOME	$22,128	$1,072		$23,200

NET INCOME - CONTROLLING INTEREST	$14,734	$911		$15,645
NET INCOME - NON-CONTROLLING INTEREST	$1,976	$122		$2,098
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$19,512	$945		$20,457
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$2,616	$127		$2,743

Net income per weighted average share, basic and diluted	$0.18	$0.01		$0.19
Weighted average number of shares outstanding (thousands), basic	82,344	(225)		82,119
Weighted average number of shares outstanding (thousands), diluted	93,431	(225)		93,206

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Operations and Comprehensive Income

For the three months ended March 31, 2009 (unaudited - in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP

REVENUES	$223,893	$—		$223,893
EXPENSES
OPERATING	131,177	—		131,177
SELLING, GENERAL AND ADMINISTRATION	30,077	(17)	C	30,060
AMORTIZATION	37,602	(211)	D	37,391
NET GAIN ON SALE OF CAPITAL ASSETS	(134)	—		(134)
OPERATING INCOME	25,171	228		25,399
INTEREST ON LONG-TERM DEBT	9,629	(750)	B	9,203
		324	D
FINANCING COSTS	—	308	B	308
NET FOREIGN EXCHANGE LOSS	84	—		84
NET LOSS ON FINANCIAL INSTRUMENTS	530	—		530
OTHER EXPENSES	30	—		30
INCOME BEFORE INCOME TAXES	14,898	346		15,244
INCOME TAX EXPENSE
Current	2,504	—		2,504
Deferred	2,755	182	B	2,897
		(40)	D
	5,259	142		5,401
NET INCOME	9,639	204		9,843

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(4,882)	44	B,D	(4,838)
Commodity swaps designated as cash flow hedges, net of income tax	148	—		148
COMPREHENSIVE INCOME	$4,905	$248		$5,153

NET INCOME - CONTROLLING INTEREST	$8,271	$175		$8,446
NET INCOME - NON-CONTROLLING INTEREST	$1,368	$29		$1,397
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$4,209	$213		$4,422
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$696	$35		$731

Net income per weighted average share, basic and diluted	$0.14	$—		$0.14
Weighted average number of shares outstanding (thousands), basic	59,516	(210)		59,306
Weighted average number of shares outstanding (thousands), diluted	70,653	(210)		70,443

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2010 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$16,710	$1,033		$17,743
Items not affecting cash
Restricted share expense	413	—		413
Accretion of landfill closure and post-closure costs	880	—		880
Amortization of intangibles	7,057	—		7,057
Amortization of capital assets	19,067	(1)	D	19,066
Amortization of landfill assets	13,393	(203)	D	13,190
Interest on long-term debt (deferred financing costs)	709	(709)	B	—
Net gain on sale of capital and landfill assets	(62)	—		(62)
Net gain on financial instruments	(542)	—		(542)
Deferred income taxes	1,865	163	B,D	2,028
Loss from equity accounted investee	25	—		25
Landfill closure and post-closure expenditures	(385)	—		(385)
Changes in non-cash working capital items	(15,090)	(761)	C	(15,851)
Cash generated from operating activities	44,040	(478)		43,562
INVESTING
Acquisitions	(52,447)	—		(52,447)
Proceeds from other receivables	139	—		139
Funded landfill post-closure costs	(10)	—		(10)
Purchase of capital assets	(13,902)	25	D	(13,877)
Purchase of landfill assets	(6,181)	452	D	(5,729)
Proceeds from the sale of capital and landfill assets	64	—		64
Investment in landfill development assets	(264)	—		(264)
Cash utilized in investing activities	(72,601)	477		(72,124)
FINANCING
Payment of deferred financing costs	(1)	1	B	—
Proceeds from long-term debt	80,768	—		80,768
Repayment of long-term debt	(38,891)	—		(38,891)
Common share issue costs	(6)	—		(6)
Dividends paid to share and participating preferred shareholders	(11,220)	—		(11,220)
Cash generated from financing activities	30,650	1		30,651
Effect of reporting currency translation on cash and cash equivalents	342	—		342
NET CASH INFLOW	2,431	—		2,431
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	382	A	5,373
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,422	$382		$7,804
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,422	$382	A	$7,804
Cash equivalents	—	—		—
	$7,422	$382		$7,804
Cash paid during the period for:
Income taxes	$3,840	$—		$3,840
Interest	$8,401	$—		$8,401

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2009 (unaudited - in thousands of U.S. dollars, unless otherwise stated)

	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$9,639	$204		$9,843
Items not affecting cash
Restricted share or trust unit expense	332	—		332
Accretion of landfill closure and post-closure costs	742	—		742
Amortization of intangibles	7,234	—		7,234
Amortization of capital assets	18,311	—		18,311
Amortization of landfill assets	12,057	(211)	D	11,846
Interest on long-term debt (deferred financing costs)	750	(750)	B	—
Net gain on sale of capital assets	(134)	—		(134)
Net loss on financial instruments	530	—		530
Deferred income taxes	2,755	142	B,C,D	2,897
Landfill closure and post-closure expenditures	(1,226)	—		(1,226)
Changes in non-cash working capital items	(1,394)	(17)	C	(1,411)
Cash generated from operating activities	49,596	(632)		48,964
INVESTING
Acquisitions	(234)	—		(234)
Restricted cash withdrawals	82	(82)	A	—
Investment in other receivables	(1,237)	—		(1,237)
Proceeds from other receivables	112	—		112
Funded landfill post-closure costs	(79)	—		(79)
Purchase of capital assets	(12,659)	—		(12,659)
Purchase of landfill assets	(7,838)	324	D	(7,514)
Proceeds from the sale of capital and landfill assets	153	—		153
Net proceeds on divestitures	3,262	—		3,262
Investment in landfill development assets	(247)	—		(247)
Cash utilized in investing activities	(18,685)	242		(18,443)
FINANCING
Payment of deferred financing costs	(308)	308	B	—
Proceeds from long-term debt	26,409	—		26,409
Repayment of long-term debt	(127,961)	—		(127,961)
Common shares issued, net of issue costs	70,958	—		70,958
Dividends paid to share and participating preferred shareholders	(1,926)	—		(1,926)
Cash utilized in financing activities	(32,828)	308		(32,520)
Effect of reporting currency translation on cash and cash equivalents	(501)	—		(501)
NET CASH OUTFLOW	(2,418)	(82)		(2,500)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	82	A	12,020
CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,520	$—		$9,520
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$9,519	$—		$9,519
Cash equivalents	1	—		1
	$9,520	$—		$9,520
Cash (recovered) paid during the period for:
Income taxes	(365)	$—		(365)
Interest	$9,511	$—		$9,511

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table reconciles net income reported in accordance with U.S. GAAP to net income reportable in accordance with Canadian GAAP for the periods ended March 31, 2010 and 2009:

	Note	2010	2009

Net income in accordance with U.S. GAAP		$16,710	$9,639
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income tax	B	449	260
Share or trust unit based compensation, net of income tax	C	761	17
Capitalized interest, net of income taxes	D	(177)	(73)
Net income in accordance with Canadian GAAP		$17,743	$9,843
Basic and diluted earnings per share in accordance with Canadian GAAP		$0.19	$0.14
Weighted average shares outstanding (thousands), basic		82,119	59,306
Weighted average shares outstanding (thousands), diluted		93,206	70,443

Reconciliation of U.S. to Canadian GAAP - Notes

A. Restricted cash

Under U.S. GAAP, restricted cash is considered an investment that limits the holders’ ability to utilize such amounts.  Under Canadian GAAP, the Company includes restricted cash balances in cash and cash equivalents as its intended use is deemed to be current.  In addition, deposits and withdrawals of restricted cash amounts under U.S. GAAP are recorded as an investing activity in the consolidated statement of cash flows.  In accordance with the Company’s application of Canadian GAAP, restricted cash amounts were reclassified to cash and cash equivalents on the Company’s consolidated balance sheet.  In addition, restricted cash deposits and withdrawals were reclassified from investing activities on the Company’s consolidated statement of cash flows.

B. Capitalization of deferred financing costs

Under U.S. GAAP, costs to secure or amend long-term debt facilities are deferred and amortized over the term of the underlying debt instrument.  Under Canadian GAAP, the Company has elected to expense all transaction costs, including those related to long-term debt instruments.  To comply with Canadian GAAP, the Company decreased deferred financing costs and equity (deficit, non-controlling interest, and accumulated other comprehensive loss on its consolidated balance sheet and increased financing costs on its consolidated statement of operations and comprehensive income or loss.  Amortization of deferred financing costs recorded to interest expense was also reversed.

The decrease in deferred financing costs results in a lower accounting versus tax basis and lower deferred income tax liability which is recorded to deferred income tax expense on the Company’s consolidated statement of operations and comprehensive income or loss.  In addition, lower deferred financing costs and deferred income tax liability amounts, which are translated to U.S. from Canadian dollars results in a change to the foreign currency translation adjustment amount presented on the Company’s consolidated statement of operations and comprehensive income or loss.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

C. Share based compensation

Share based options

Under U.S. GAAP, share appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date to the date of settlement.  The resulting compensation expense is recorded to selling, general and administration expense.  Under Canadian GAAP, changes to share options with share appreciation rights, are recorded to selling, general and administration expense when the quoted market price of the share exceeds the exercise price of the option.

D. Capitalized interest on capital and landfill assets acquired, constructed or developed over time

Under U.S. GAAP, the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest.  Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets have been deducted from interest expense and capitalized to the respective asset.  Capitalized amounts are amortized over the asset’s useful life in accordance with the Company’s applicable accounting policy.  Under Canadian GAAP, the cost of tangible assets may include capitalized interest costs directly attributable to an asset’s acquisition, construction, or development, prior to the asset’s substantial completion or readiness for use, if the company’s accounting policy is to capitalize interest costs.  For the purposes of reporting under Canadian GAAP, the Company has not elected to capitalize interest on tangible assets acquired, constructed or developed over time and has expensed all interest costs incurred.

Under Canadian GAAP, the decrease in recorded landfill and capital asset amounts, resulting from the capitalization of interest net of amortization under U.S. GAAP, results in a lower accounting versus tax basis and lower deferred income tax liability.

E. Non-controlling interest

Adjustments to non-controlling interest on the Company’s consolidated balance sheet relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

F.  Investment in equity accounted investee

Under U.S. GAAP, investments under joint control are accounted for using the equity method of accounting.  Under Canadian GAAP, investments under joint control are accounted for using proportionate consolidation.  Compliance with the Canadian GAAP standard does not have a significant impact on the consolidated financial statements of the Company and accordingly is not reflected in the reconciliation between U.S. and Canadian GAAP.

G. Deferred income tax assets, liabilities, expense or recovery

Adjustments to deferred income tax assets and liabilities on the Company’s consolidated balance sheet or to deferred income tax expense or recovery on the Company’s consolidated statement of operations and comprehensive income or loss, relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.

In certain circumstances Canadian GAAP requires the measurement of deferred income tax assets and liabilities applying substantively enacted tax rates or laws.  Under U.S. GAAP enacted tax rates or laws are the only measure of a company’s deferred income tax assets and liabilities.  There are no significant differences between the Company’s use of substantively enacted versus enacted tax rates and laws.  Accordingly, no adjustments have been made in respect of this U.S. to Canadian GAAP difference.

IESI-BFC Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2010 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Equity

The following table presents U.S. to Canadian GAAP reconciliation items which impact various components of shareholders’ equity and non-controlling interest.

	Note	March 31, 2010	December 31, 2009
Common shares
Stated in accordance with U.S. GAAP		$1,083,851	$1,082,950
Permanent difference recognized on conversion		80,731	80,731
Stated in accordance with Canadian GAAP		$1,164,582	$1,163,681

Restricted shares
Stated in accordance with U.S. and Canadian GAAP		$(3,928)	$(3,928)

Treasury shares
Stated in accordance with U.S. and Canadian GAAP		$—	$—

Contributed surplus/paid in capital
Stated in accordance with U.S. and Canadian GAAP		$2,531	$2,118

Deficit
Stated in accordance with U.S. GAAP		$(210,057)	$(214,898)
Cumulative U.S. to Canadian GAAP differences	B,C,D	(23,853)	(24,764)
Permanent difference recognized on conversion		(80,731)	(80,731)
Stated in accordance with Canadian GAAP		$(314,641)	$(320,393)

Accumulated other comprehensive loss
Stated in accordance with U.S. GAAP		$(75,932)	$(80,710)
Cumulative U.S. to Canadian GAAP differences	B,D	15,612	15,578
Stated in accordance with Canadian GAAP		$(60,320)	$(65,132)

Non-controlling interest
Stated in accordance with U.S. GAAP		$230,402	$230,014
Cumulative U.S. to Canadian GAAP differences	E	(2,235)	(2,362)
Stated in accordance with Canadian GAAP		$228,167	$227,652
Equity stated in accordance with Canadian GAAP		$1,016,391	$1,003,998

New accounting policies requiring adoption

CICA accounting standards that do not require adoption in advance of December 31, 2010, are specifically excluded from the disclosure of new accounting policies requiring adoption.  While the Company has a continuing obligation to report its financial results in accordance with Canadian GAAP, this obligation ceases effective December 31, 2010.  Accordingly, the Company is not required to adopt any Canadian GAAP, or its successor’s, pronouncements as the Company has elected to report its continuing financial results in accordance with U.S. GAAP (Note 3).